[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
---------


July 10, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance

Re:  Teva Pharmaceutical Industries Limited
     Form 20-F for the Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 000-16174
     ------------------

Dear Mr. Rosenberg:

     On behalf of Teva Pharmaceutical Industries Limited ("Teva" or the "Company"), set forth below are Teva's responses to the further comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") transmitted orally by Ms. Kei Ino to me on July 2, 2008. For your convenience, set forth below is what I believe to be an accurate transcript of these follow-up comments in italics, followed by Teva's responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

Item 5:  Operating and Financial Review and Prospects
-----------------------------------------------------

Results of Operations
---------------------

Other Income Statement Line Items
---------------------------------


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Securities and Exchange Commission
July 10, 2008
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Revenue Recognition and Sales Reserves and Allowances, page 62
--------------------------------------------------------------

1. Regarding our previous comment number 2, please revise your disclosure to clarify that rebates represent a majority of the rebates and other sales reserves and allowances and that other sales reserves and allowances represented 6% of the provision balance and of the total provision balance for the year.

As requested, in its 2008 Form 20-F, Teva will state that rebates represent a majority (and, if true, a substantial majority) of the rebates and other sales reserves and allowances. With that enhanced disclosure, we do not believe that further stating that "other sales reserves and allowances represented 6% of the provision balance and of the total provision balance for the year" is material information requiring disclosure. Teva will continue to monitor this item and will update the disclosure to specify any material elements, in addition to rebates, as described above.

Item 19. Exhibits, page 102
---------------------------

Consolidated Financial Statements
---------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Significant Accounting Policies
----------------------------------------

t.  Shipping and Handling Costs, page F-15
--  --------------------------------------

2. Regarding our previous comment number 7, it appears that shipping and handling costs are material to SG&A, so please quantify the amount of such costs in your financial statements. See Paragraph 6 of EITF 00-10.

Shipping and handling costs, which were not included in cost of sales, constituted 1.2% of net sales and 6.1% of SG&A in 2007. Consequently, Teva does not believe that these expenses are sufficiently significant to require separate disclosure under Paragraph 6 of EITF 00-10.



                                   * * * * * *

In submitting this response to the Staff's comments, on behalf of Teva, we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;



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Securities and Exchange Commission
July 10, 2008
Page 3



     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592 or Peter Jakes of this office at (212) 728-8230.

Very truly yours,

/s/  Jeffrey S. Hochman

Jeffrey S. Hochman



cc:  Bryan Pitko (SEC)
     Don Abbott (SEC)
     Kei Ino (SEC)
     Eyal Desheh (Teva)
     Dan S. Suesskind (Teva)
     Uzi Karniel (Teva)
     Peter H. Jakes (Willkie Farr)